SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 13 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

         On March 7, 2001, the shareholders of Crown approved the merger or Rosemore Acquisition Corporation with and into Crown Central Petroleum Corporation ("Crown"), with Crown surviving the merger and becoming an indirect wholly owned Subsidiary of Rosemore, Inc. The merger received more than the required two-thirds of all the votes entitled to be cast on the merger at the meeting of stockholders. The merger also received the requisite approval of a majority in interest of all shares, other than those owned by Rosemore and its affiliates. The merger, in which Crown's public stockholders will receive $10.50 in cash for each share of common stock, was consummated shortly after the meeting of stockholders was called to a close.

         On the same day, Crown issues a press release announcing the consummation of the merger. A copy of the press release is attached hereto as Exhibit 27 and is incorporated herein by reference.


Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 27 - Press Release, dated March 7, 2001, regarding consummation of the merger

         Exhibit 28 - Joint Filing Agreement as required by Rule 13d-1(k)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

March 7, 2001                                By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

March 7, 2001                                By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

March 7, 2001                                Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

March 7, 2001                                Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 7, 2001                                Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

March 7, 2001                                /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 7, 2001                                Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

March 7, 2001                                Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

March 7, 2001                                Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

 27. Press Release, dated March 7, 2001, regarding consummation of the merger

 28.                 Joint Filing Agreement as required by Rule 13d-1(k)

                                                                      EXHIBIT 27

FOR IMMEDIATE RELEASE
Baltimore, Maryland - March 7, 2001

                                                Institutional Inquiries:
                                                JOHN E. WHEELER, JR.
                                                Executive Vice President and
                                                Chief Financial Officer
                                                (410) 659-4803

                                                Press/Shareholder Inquiries:
                                                J. STEVEN WISE, Manager,
                                                Corporate & Government Affairs
                                                (410) 659-4859

             Crown Central Stockholders Approve Merger with Rosemore
             -------------------------------------------------------

       Crown Central Petroleum Corporation (CNPa and CNPb on the American Stock Exchange) announced today that the merger between a subsidiary of Rosemore, Inc., Crown's largest stockholder, and Crown, received more than the required two-thirds of all the votes entitled to be cast on the merger at a meeting of stockholders held this morning. The merger also received the requisite approval of a majority in interest of all shares, other than those owned by Rosemore and its affiliates, that were present and voting at today's meeting. The merger, in which Crown's public stockholders will receive $10.50 in cash for each share of Crown stock, was consummated shortly after the meeting of stockholders was called to a close.

       On December 16, 2000, Crown's Board of Directors and the Independent Committee of the Board approved the definitive merger agreement among Rosemore, Rosemore's acquisition subsidiary, and Crown. The merger agreement was entered into as of December 17, 2000.

       Crown is the surviving corporation in the merger and is now an indirect wholly owned subsidiary of Rosemore. Crown will continue to operate as a separate company, with its own Board of Directors and management. Crown's stock will cease to be publicly traded at the close of business on March 7, 2001, which will be the last day on which the stock is traded.

       Henry A. Rosenberg, Jr., Chairman of Crown, stated, "We are extremely pleased with the result of today's vote. The stockholders' approval of the merger and the recent settlement of the labor dispute at the Pasadena refinery are both very positive developments that provide the Company with much needed stability. The last few years have been particularly difficult, but the resolution of these two matters clears the way for the Board to focus on the Company's future as a privately held subsidiary of Rosemore, Inc."

       Headquartered in Baltimore, MD since 1930, Crown operates two Texas refineries with a total capacity of 152,000 barrels per day, 329 Crown gasoline stations and convenience stores in the Mid-Atlantic and Southeastern U.S., and 13 product terminals along the Colonial, Plantation and Texas Eastern Products Pipelines.


                                      ***

                                                                      EXHIBIT 28

         The undersigned hereby agree that Amendment No. 13 ("Amendment No. 13") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 13.

                                             ROSEMORE, INC.

March 7, 2001                                By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

March 7, 2001                                By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

March 7, 2001                                Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

March 7, 2001                                Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 7, 2001                                Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

March 7, 2001                                /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 7, 2001                                Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

March 7, 2001                                Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

March 7, 2001                                Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact